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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                                                Commission File Number 000-28547


                           NOTIFICATION OF LATE FILING

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(Check One):  [X] Form 10-K        [ ] Form 20-F              [ ] Form 10-Q             [ ] Form N-SAR

         For Period Ended: December 31, 2001
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended: _________________________________________________________________________
         Read Instruction (on back  page) Before Preparing Form.  Please Print or Type.
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant 800AMERICA.COM, INC.
                        --------------------

Former name if applicable

N/A
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Address of principal executive office (Street and number) 420 Lexington Avenue
                                                          ----------------------

City, state and zip code New York, NY  10170
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                                     PART II

                             RULES 12b-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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     |   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated
     |        without unreasonable effort or expense;
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[X]  |   (b)  The subject annual report on Form 10-KSB will be filed on or before the 15th calendar day
     |        following the prescribed due date; and
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     |   (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if
     |        applicable.
     |
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                                    PART III

                                    NARRATIVE


         State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         All information necessary to formulate the 10-KSB filing could not be gathered and structured into proper form without unreasonable delay and presented to senior management and the Board of Directors.

         The registrant is preparing data for the Form 10-KSB and plans to file it within the required extension period. (Attach Extra Sheets if Needed)



                                     PART IV

                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

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
              Jacque Pate                                 800                                 888-5049
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                (Name)                                (Area Code)                        (Telephone Number)
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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Certain information required to be filed on Form 8-K have not be filed.

                                                                 [ ] Yes [X ] No

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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Estimated net income of the registrant has increased for the twelve months ended December 31, 2001, to $8,315,637 from $2,027,494 for the respective 2000 period.

                              800AMERICA.COM, INC.
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                    (Name of Registrant of Specified Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 29, 2001                     By: /s/ Jacque Pate
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                                             Jacque Pate, President

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